SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated March 21, 2012.

Document 1

Document 1

For Immediate Release	March 21, 2012
RM: 4 – 12

Crystallex Executes Commitment Letter for DIP Financing

TORONTO, ONTARIO, March 21, 2012 – Crystallex International Corporation (OTCQB: CRYFQ) (“Crystallex” or the “Company”) announced today that it has successfully concluded an auction process to raise debtor-in-possession financing in accordance with the procedures approved by Ernst & Young Inc. (the Monitor of the Company) pursuant to the initial order made by the Ontario Superior Court of Justice (Commercial List) (the “Court”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on December 23, 2011. As a result, the Company has today executed a commitment letter (the “Commitment Letter”) provided by Tenor Special Situation Fund I, LLC (the “Lender”) pursuant to which the Lender has agreed, subject to certain conditions including the execution of a senior secured credit agreement, to provide US $36,000,000 to the Company. The financing evidenced by the Commitment Letter is also subject to approval of the Court as well as approval of the U.S. Bankruptcy Court. A hearing before the Court has been scheduled for April 5, 2012 to approve the financing evidenced by the Commitment Letter.

Additional information relating to the Commitment Letter and other matters pertaining to the CCAA proceeding is available on the Company’s website at www.crystallex.com and on the monitor’s website at www.ey.com/ca/crystallex.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,”

“may,”“schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie
	Name:	Robert Crombie
	Title:	President

Date: March 22, 2012